Exhibit 99.1

Qutoutiao Inc. Announces Director and Management Change

SHANGHAI, China, January 22, 2020 (GLOBE NEWSWIRE) — Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced a transition in the role of the Company’s Chief Financial Officer and a change in the Board.

Mr. Jingbo Wang has resigned as a Director and Chief Financial Officer of the Company due to personal reasons. The resignation is effective on January 22, 2020. Following Mr. Wang’s resignation, the Board of the Company is now comprised of seven members. Mr. Wang’s duties of financial management will be assumed by Mr. Xiaolu Zhu, the current Co-Chief Financial Officer responsible for investor relations and capital markets related affairs of the Company.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, “On behalf of the Board of Directors and management team, I would like to express our sincere gratitude and thanks to Jingbo for his exemplary service and invaluable contributions to Qutoutiao, including leading our IPO and listing on the NASDAQ in 2018 and building strong financial management and internal control functions to support our rapidly expanding business. We wish him continued success in his future endeavors.”

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Qutoutiao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.

Oliver Yucheng Chen

E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com